Exhibit 99.B(h)(11)

SEI DAILY INCOME TRUST

AMENDED AND RESTATED

EXPENSE LIMITATION AGREEMENT

This Agreement, is made as of the 23rd day of June, 2010 by and between SEI Daily Income Trust (the ‘Trust”), on behalf of the Prime Obligation, Government, Government II, Treasury, and Treasury II Funds (the “Funds”), and SEI Investments Global Funds Services (the “Administrator”) and amends and restates in its entirety the Expense Limitation Agreement dated as of the 9th day of December, 2002 (as amended), among the parties hereto.

WHEREAS, the Trust is a Massachusetts business trust, and is registered as an open-end management company of the series type under the Investment Company Act of 1940, as amended (the “1940 Act”), and the Funds are series of the Trust;

WHEREAS, the Trust and the Administrator have entered into an amended and restated Administration and Transfer Agency Agreement dated December 10, 2003 (the “Administration Agreement”), pursuant to which the Administrator provides administrative and transfer agency services to the Funds for compensation based on the value of the average daily net assets of the Funds;

WHEREAS, the Administrator and/or its affiliates shall waive fees or reimburse expenses if necessary; and

WHEREAS, the Trust and the Administrator have determined that it is appropriate and in the best interest of the Funds and their shareholders to maintain the expenses of the Funds at a level below the level to which the Funds may normally be subject.

NOW THEREFORE, the parties hereto agree as follows:

1.                                      Expense Limitation.

Until such time as this Agreement is terminated in accordance with Section 2 of this Agreement, the Administrator and/or its affiliates agree that, to the extent that ordinary operating expenses incurred by the Funds in any fiscal year, including, but not limited to, fees of the Administrator and/or its affiliates (but excluding nonrecurring account fees, fees on portfolio transactions, such as exchange fees, dividends and interest on securities sold short, fees and expenses of pooled investment vehicles that are held by the Funds { i.e., “acquired fund fees and expenses “ as such term is used in Form N-lA}, service fees, interest, taxes, brokerage commissions, other expenditures which are capitalized in accordance with generally accepted accounting principles, trustee fees, and other non-routine expenses or extraordinary expenses not incurred in the ordinary course of a Fund’s business), exceed an annual rate as specified in Schedule A, such excess amount will be reimbursed by the Administrator and/or its affiliates or the Administrator and/or its affiliates will waive their respective fees.

2.                                      Term and Termination of Agreement.

This Agreement shall remain in effect, with respect to each Fund, until May 31, 2011 and, unless earlier terminated, shall be automatically renewed for successive one year periods thereafter. The Agreement may be amended or terminated only with the consent of the Board of Trustees of the Trust.

3                                                Miscellaneous.

3.1.                                   Intemretation. Nothing herein contained shall be deemed to require the Trust or the Funds to take any action contrary to the Trust’s Agreement and Declaration of Trust or By-Laws, or any applicable statutory or regulatory requirement to which it is subject or by which it is bound, or to relieve or deprive the Trust’s Board of Trustees of its responsibility for and control of the conduct of the affairs of the Trust or the Funds. The parties to this Agreement acknowledge and agree that all litigation arising hereunder, whether direct or indirect, and of any and every nature whatsoever shall be satisfied solely out of the assets of the Funds and that no Trustee, officer or holder of shares of beneficial interest of the Funds shall be personally liable for any of the foregoing liabilities.

3.2.                                    Definitions. Any question of interpretation of any term or provision of this Agreement, including but not limited to the administration fee, the computations of net asset values, and the allocation of expenses, having a counterpart in or otherwise derived from the terms and provisions of the Administration Agreement or the 1940 Act, shall have the same meaning as and be resolved by reference to such Administration Agreement or the 1940 Act.

3.3.                                    Enforceability. Any term or provision of this Agreement which is invalid or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms or provisions of this Agreement or affecting the validity or enforceability of any of the terms or provisions of this Agreement in any other jurisdiction.

IN WITNESS WHEREOF, the parties have caused this Agreement to be signed by their respective officers thereunto duly authorized.

SEI Daily Income Trust, on behalf of each SEI Investments Global Funds Services series of the Trust set forth in Schedule A

By:	/s/ Aaron C. Buser	By:	/s/ Timothy D. Barto

Name:	Aaron C. Buser	Name:	Timothy D. Barto

Title:	Vice President	Title:	Vice President

SCHEDULE A

To the SEI Daily Income Trust

Amended and Restated Expense Limitation Agreement

Dated June 23, 2010

Prime Obligation Fund -Class A Shares	0.20%
Prime Obligation Fund -Class B Shares	0.50%
Prime Obligation Fund -Class C Shares	0.70%
Government Fund - Class A Shares	0.25%
Government Fund - Class B Shares	0.55%
Government Fund - Class C Shares	0.75%
Government II Fund - Class A Shares	0.20%
Government II Fund -Class B Shares	0.50%
Government II Fund - Class C Shares	0.70%
Treasury Fund - Class A Shares	0.20%
Treasury Fund - Class B Shares	0.50%
Treasury Fund - Class C Shares	0.70%
Treasury II Fund -Class A Shares	0.20%
Treasury II Fund -Class B Shares	0.50%
Treasury II Fund -Class C Shares	0.70%